UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following updates:

NYSE approval of CEO’s application to acquire 5.5 million additional shares of Genius Group

Further to the application to the company by Roger James Hamilton, the Company’s CEO to be issued and to receive 5.5 million additional shares of Genius Group, consisting of shares to be acquired as part of the CEO Share Purchase Plan approved by the Board on August 8, 2024 to purchase up to 10 million shares at 105% of the closing price on the prior trading day, and as part of the Change of Control provisions of the CEO Compensation Plan approved by the Board on October 16, 2023, and following the Board’s approval and subsequent SLAP application to NYSE for approval for the issuance on October 25, 2024, NYSE approved the issuance on November 29, 2024. Mr. Hamilton now owns 6.3 million shares of the Company and is its largest shareholder.

Appointment of Eva Mantziou as Executive Board Director

On December 2, 2024, Eva Mantziou joined the Genius Board as an Executive Board Director, following Board approval on November 25, 2024. Mrs Mantziou has served as the Company’s Chief of Staff and Chief Human Resources Officer (CHRO) for the last 20 months.

Ms Mantziou previously served as CEO and Board Chairman of Work Service International, and Founder and Chairman of the Supervisory Board of Work Service SA Group, National Employment Center, where she led the expansion of the Work Service Group to operations in 20 countries in Europe, a 300,000 strong workforce and a dual listing on the Warsaw Stock Exchange and London Stock Exchange. Work Service Group was subsequently purchased by GI Group. Ms Mantziou brings her extensive experience in talent management, mergers & acquisitions and corporate training to Genius Group. Ms Mantziou is recently related to Mr Hamilton, the Company’s CEO, by marriage on September 3, 2024. Ms Mantziou’s appointment to the Board is subject to shareholder confirmation at the company’s upcoming AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: December 3, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)